U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 13 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934



dated March 12, 2002

GERDAU S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

Av. Farrapos 1811
Porto Alegre, Rio Grande Do Sul - Brazil CEP 90220-005
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2002

GERDAU S.A.



By:__________________________
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press release dated March 7, 2002

Exhibit 1

Press Released dated March 7, 2002





GERDAU GROUP WILL NOT SUFFER FROM PROTECTIONIST MEASURES ANNOUNCED BY USA

In response to inaccurate news reports published by the press, Gerdau Group wishes to restate that it will not suffer any direct loss as a result of the protectionist measures imposed by the United States against Brazilian steel.

It is important to put on record that Gerdau's United States steelworks operate with full independence, and require no imported input, such as semi-finished steel, from Brazil.

Gerdau Group owns five plants in the United States, with an installed capacity of 2.8 million metric tons of crude steel per year. The plants are located in the states of Florida (1), Tennessee (2), North Carolina (1) and Georgia (1).

Gerdau's exports of wire rod from Brazil to the United States ended in 2002, because the product was already being redirected to other markets as a result of earlier protectionist measures. In 2001, the volume of wire rod shipped to the United States represented less than 8% of the total exports of 1.1 million metric tons.

X